UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15046404

3/6/15

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MANNA CAPITAL MANAGEMENT

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6521 Arlington Blvd Suite 502
(No. and Street)

Falls Church (City) VA (State) 22042 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David D. Kassir 703-533-0030
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr. , CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 (Address) West Southfield (City) (State) 48075 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
REGISTRATIONS BRANCH

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/15

OATH OR AFFIRMATION

I, David D. Kassir, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manna Capital Management, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Elizabeth P Lo
NOTARY PUBLIC
Commonwealth of Virginia
Reg. #7520089
My Commission Expires
May 31, 2016

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Manna Capital Management

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2014 (With Independent Auditor's Report Thereon) and Supplemental Report on Internal Control

December 31, 2014

Manna Capital Management
December 31, 2014

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Manna Capital Management
6521 Arlington Boulevard
Falls Church , VA 22042

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Manna Capital Management as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Manna Capital Management management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manna Capital Management as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Manna Capital Management financial statements. The Net Capital Computation is the responsibility of Manna Capital Management 's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all

material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

12:28 PM
02/26/15
Accrual Basis

Manna Capital Management, LLC
Balance Sheet
As of December 31, 2014

	Dec 31, 14	Dec 31, 13
ASSETS		
Current Assets		
Checking/Savings		
Lafayette Federal Credit Union	5,979.26	0.00
PNC Bank	0.00	13,813.72
Manna Equities Checking	0.00	29.29
Total Checking/Savings	5,979.26	13,843.01
Accounts Receivable		
SterneAgee Comm Receivable	51,039.72	28,066.68
Commissions-A/R	6,447.24	7,083.53
Total Accounts Receivable	57,486.96	35,150.21
Other Current Assets		
Accounts Receivable	0.00	65.00
Investments - Equity	51.46	294,038.41
Advisory Fees	1,026.78	1,009.40
12B1 Fees & Commissions	0.00	1,083.43
Mutual Fund Comm Receivable	1,700.03	2,228.65
Good Faith Deposit - SterneAgee	25,000.00	25,000.00
Total Other Current Assets	27,778.27	323,424.89
Total Current Assets	91,244.49	372,418.11
Fixed Assets		
Equipment	16,791.69	16,791.69
Furniture and Fixtures	77,849.58	77,849.58
Accumulated Depr-Equipment	-16,397.58	-16,135.02
Accumulated Depr-Furniture	-76,018.82	-74,798.54
Total Fixed Assets	2,224.87	3,707.71
Other Assets		
Accumulated Amortization	-1,260.94	-945.70
Sterling Cap Purchase	4,727.99	4,727.99
Security Deposit	3,000.00	1,972.40
Prepaid Expenses	10,051.12	8,734.18
Total Other Assets	16,518.17	14,488.87
TOTAL ASSETS	**109,987.53**	**390,614.69**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Margin Balance Payable	0.00	109,512.46
Commissions Payable	39,197.20	22,197.01
Accrued Expenses	1,972.40	7,500.00
Total Other Current Liabilities	41,169.60	139,209.47
Total Current Liabilities	41,169.60	139,209.47
Total Liabilities	41,169.60	139,209.47
Equity		
Capital Stock	26,887.00	26,887.00
Additional Paid-In Capital	106,946.33	106,946.33
Retained Earnings	127,627.09	87,305.08
Shareholder Distributions	-203,342.03	0.00
Net Income	10,699.54	30,266.81
Total Equity	68,817.93	251,405.22
TOTAL LIABILITIES & EQUITY	**109,987.53**	**390,614.69**

11:39 AM

01/14/15

Accrual Basis

Manna Capital Management, LLC
Profit & Loss
December 2014

	Dec 14	Jan - Dec 14
Ordinary Income/Expense		
Income		
Administration Fee	0.00	1,850.00
Commission Income-SterneAgee	4.95	940.04
General Advisory Fees	1,026.78	22,541.92
Annuity Commissions	6,611.42	150,121.75
Mutual Fund Commissions	54,882.63	535,670.94
12B1 Commissions		
12B1 Annuity Fund Trails	0.00	340.16
12B1 Mutual Fund Trails	70.53	40,155.51
Total 12B1 Commissions	70.53	40,495.67
Stock Commissions	0.00	71,248.82
Miscellaneous Income	0.00	600.00
Total Income	62,596.31	823,469.14
Cost of Goods Sold		
Reg Rep Commissions	4,500.93	70,382.34
Officer's Commissions	44,054.91	417,229.78
Clearing Fees & Adjustments	2,000.00	24,751.00
Total COGS	50,555.84	512,363.12
Gross Profit	12,040.47	311,106.02
Expense		
Database	0.00	1,409.03
Client Gifts	2,177.78	3,518.32
DC Franchise Tax	0.00	400.10
Amortization Expense	26.27	315.24
Advertising and Promotion	3,914.31	94,399.79
Bank Service Charges	63.30	729.83
Business Licenses and Permits	4,095.00	7,728.40
Computer and Internet Expenses	0.00	212.15
Continuing Education	0.00	1,350.00
Depreciation Expense	123.57	1,482.84
Dues and Subscriptions		
General	119.00	1,129.00
Sterne Agee Dues	511.01	4,198.34
Dues and Subscriptions - Other	-9.60	555.40
Total Dues and Subscriptions	620.41	5,882.74
Insurance Expense		
Health Insurance Liz Lo	0.00	238.08
Errors & Omissions Insurance	639.25	7,671.00
Health Insurance - David Kassir	0.00	2,487.00
Insurance Expense - Other	579.08	3,228.28
Total Insurance Expense	1,218.33	13,624.36
Interest Expense	0.00	2,902.82
Licenses & Permits	0.00	-1,074.95
Meals and Entertainment	8,224.55	8,222.74
Office Supplies	1,242.72	6,887.32
Officer Salary	1,700.00	20,400.00
Salaries & Wages	4,166.67	42,666.67
Payroll Expenses	519.99	5,955.08
Postage and Delivery	19.30	6,371.57
Printing and Reproduction	0.00	2,333.09
Professional Fees		
Professional Fees -Other	727.80	6,679.92
Accounting	500.00	23,716.91
Total Professional Fees	1,227.80	30,396.83

11:39 AM

01/14/15

Accrual Basis

Manna Capital Management, LLC
Profit & Loss
December 2014

	Dec 14	Jan - Dec 14
Rent Expense	1,754.79	20,922.50
Telephone Expense	193.66	2,065.64
Utilities	0.00	3,491.15
Total Expense	31,288.45	282,593.26
Net Ordinary Income	-19,247.98	28,512.76
Other Income/Expense		
Other Income		
Unrealized Gain (Loss) Trading	-1.88	-12,850.17
Realized Gain (Loss) on Trading	0.00	-17,444.14
Dividend Income	290.40	5,432.83
Interest Income	363.18	7,119.20
Total Other Income	651.70	-17,742.28
Other Expense		
Other Expense	-70.99	70.94
Total Other Expense	-70.99	70.94
Net Other Income	722.69	-17,813.22
Net Income	**-18,525.29**	**10,699.54**

Manna Capital Management
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$10,700
Adjustments to reconcile net income to net cash provided by operating activities:	
Prior Period Adjustment	64
Depreciation and Amortization	1,483
Accounts Receivable	(21,743)
Other	(1,028)
Accounts Payable	(98,040)
Accrued Liabilities	0
Total adjustments	(119,263)
Net cash provided by operating activities	-108,564
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sale of fixed assets	0
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from sale of stock	(193,287)
Treasury Stock	0
Net cash used in financing activities	(193,287)
NET INCREASE IN CASH (REPRESENTED BY RECEIVABLE FROM BROKER)	(301,851)
RECEIVABLE FROM BROKER - BEGINNING OF YEAR	332,881
RECEIVABLE FROM BROKER - END OF YEAR	$31,031

MANNA CAPITAL MANAGEMENT
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2014	1,000	$ 26,887	1,000	$ 106,946	-	$ -	$ 117,572	$ 251,405
Net Income	-	-	-	-	-	-	10,700	10,700
Capital Transactions	-	-	-	-	-	-	(203,342)	(203,342)
Prior Period Adjustments	-	-	-	-	-	-	10,055	10,055
Balance at December 31, 2014	$ 1,000	$ 26,887	$ 1,000	$ 106,946	$ -	$ -	$ (65,015)	$ 68,818

MANNA CAPITAL MANAGEMENT
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Manna Financial Services Corporation, (the "Company"), is a fully disclosed broker. It does not clear any transactions or carry customers' accounts. Its primary sources of income are commissions received from transactions made through other dealers and fees collected as consultants and advisory under the Registered Investment Advisory Act. Manna Financial Services Corporation is a wholly owned subsidiary of Manna Equities, Inc. There are no significant related company transactions. Manna Financial Services Corporation is a member of the Financial Industry Regulatory Authority, Inc. (FINRA)'

Description of Business

The Company, located in Falls Church,, VA, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis. The principal source of income is from commission on security transactions. Income is earned when the trade has been consummated. Related commission paid to register representative is recorded as an expense. Other costs of operations are expensed in the month to which the costs are incurred.

Cash and Cash Equivalents

For purpose of reporting cash flows, the Company considers all highly liquid investments a maturity of three month or less to be cash equivalents.

Receivable from Clearing Organization

Receivable from clearing organizations represents commissions on customer trades, and is recorded on a trade-date basis. All accounts receivable are generally collected within 30 days. However, the Company provides an allowance for doubtful accounts that is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. Management believes all significant receivables are collectible and, therefore no valuation allowance has been established at December 31, 2014.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

Depreciation

Furniture and fixtures are stated at cost less accumulative depreciation. Depreciation is computed using various methods over the estimates useful lives of five to seven years. Depreciation expense is $1,482.84 for the year ended December 31, 2014.

Income taxes

The Company files a consolidated tax return with the parent company. Taxes are computed on an individual company basis and payments consolidated when filed with the appropriate tax authorities.

The Company compiles with Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts on the future .based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed on the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax position are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates that were used.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of Comprehensive Income to report.

Concentrations or Credit Risk

Financial instrument that potential subject the Company to concentrations of credit risk consist of the receivable from clearing organization and cash and cash equivalents. The Company grants credit terms in the normal course of business to its clearing brokers for payment of commissions for customer trades. As part of its ongoing procedures, the Company monitors the credit worthiness of its clearing broker.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experiences any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Commissions Rule 15c-3 (Net Capital Rule), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness, both as defined not to exceed 15 to 1. The Company's net capital was $38,313 as of December 31, 2014, which was $33,313 in excess of the required minimum net capital of $5,000. The Company's net capital ratio of aggregate indebtedness to net capital was .08 to 1 as of December 31, 2014.

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

MANNA CAPITAL MANAGEMENT
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D– OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2014, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE E – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Equipment	5 years	$	16,792
Furniture and Fixtures	3 – 7 years		77,850
Less – accumulated depreciation			(92,416)
Total		$	2,226

Depreciation expense was $1,482.84 for the year December 31, 2014 and is included in the operating expenses in the accompanying statement of income.

NOTE F – ADVERTISING AND PROMOTION

The advertising expense for the year was $94,399.79; the entire amount was expensed as incurred.

NOTE G – RENT

The amount of rent for December 31, 2014 was $20,922.50

MANNA CAPITAL MANAGEMENT
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE H – MARKETABLE SECURITIES

Securities the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and are recorded at amortized costs in investments.

NOTE I - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 16, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

Manna Capital Management, LLC

STATEMENT OF NET CAPITAL

(Pursuant to SEC Rule 15C3-1)

As Of

12/31/2014

Total Assets	$109,988
Total Liabilities	$41,170
Net Worth	**$68,818**
Subordinated Loans	$0
Adjusted Net Worth	**$68,818**
Non-Allowable Assets	$21,470
Tentative Net Capital	**$47,348**
Haircuts	$8
Net Capital	**$47,340**
Required Net Capital	$5,000
Excess Net Capital	**$42,340**
Aggregate Indebtedness	**$41,170**
Aggregate Indebtedness To Net Capital	**86.97%**

Manna Capital Management
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$ 68,818.00
Nonallowable assets:		
Property and equipment	2,225.00	
Accounts receivable – other	19,245.00	(0.00)
Other Charges	0. 00	
Haircuts	8.00	
Undue Concentration	0.00	(21,478.00)
Net allowable capital		$ 47,340.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 2,754.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 15,442.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 41,170.00
Percentage of aggregate indebtedness to net capital	85.10%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$ 47,340.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Securities Changes	0.00
Change in Undue Concentration	0.00
NCC per Audit	47,340.00

Reconciled Difference	$ (0.00)

Manna Capital Management
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Sterne, Agee & Leach.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
Manna Capital Management
6521 Arlington Boulevard,
Suite 502
Falls Church, VA 22042

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Manna Capital Management identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Manna Capital Management. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Manna Capital Management. stated that Manna Capital Management.. met the identified exemption provisions throughout the most recent fiscal year without exception. Manna Capital Management's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Manna Capital Management's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr., CPA

Manna | Capital Management
established 1962

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2014

Dear Mr. Richardson Jr.,

Please be advised that Manna Capital Management has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2014 through December 31, 2014. Manna Capital Management, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Manna Capital Management's past business has been of similar nature and has complied to this exemption since its inception, December 21, 1962.

David D. Kassir, the president of Manna Capital Management has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review, December 31, 2014.

David D. Kassir has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Manna Capital Management's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (703)533-0030.

Very truly yours,

Manna Capital Management

David Kassir
President

2-20-15
Date

6521 Arlington Blvd, Suite 502 • Falls Church, VA 22042 • Main# 703.533.0030 • Fax# 703.241.8653 •Member SIPC, Finra

Manna | Capital Management
established 1962

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2014

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
Manna Capital Management
6521 Arlington Boulevard, Suite 502
Falls Church, VA 22042

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2014 to December 31 , 2014, which were agreed to by Manna Capital Management and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Manna Capital Management compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Manna Capital Management's management is responsible for Manna Capital Management compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amounts of $147.00.

2. Compared audited Total Revenue for the period of January 01, 2014 through the December 31, 2014 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Manna Capital Management had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 16, 2015